

May 7, 2024

Chi Ming Lam
Chief Executive Officer and Chairman
Ming Shing Group Holdings Ltd
8/F, Cheong Tai Factory Building
16 Tai Yau Street
San Po Kong, Kowloon
Hong Kong

> **Re: Ming Shing Group Holdings Ltd**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed April 29, 2024**
> **File No. 333-272861**

Dear Chi Ming Lam:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 23, 2024 letter.

Amendment No. 4 to Registration Statement on Form F-1

Cover page

1. We note that you have set a price range of $5 to $8 per ordinary share. Please revise to provide a price range that does not exceed $2 and update your midpoint of $6.50. Refer to Item 501(b)(3) of Regulation S-K and Regulation S-K C&DI 134.04.

2. We note your response to prior comment 1. While we note your disclosure on the cover page of the IPO prospectus that the "selling of any" ordinary shares by the selling shareholder in the resale offering is "contingent upon the ordinary shares being listed on Nasdaq," your disclosure on page Alt-4 seems to indicate that the selling shareholder will sell the ordinary shares at between $5 and $8 per share before the shares are listed on

Nasdaq. Please revise or advise.

3.	We note that the explanatory note states that the public offering prospectus and the resale prospectus contain different cover pages. Please ensure that the resale prospectus includes the China-specific disclosures similar to the cover page of the public offering prospectus. Please revise the resale prospectus as necessary.

Capitalization, page 48

4.	Please revise the As Reported column of the capitalization table to agree to the corresponding line items on the September 30, 2023 balance sheet included in this filing.

Dilution, page 49

5.	We note your narrative disclosure preceding your dilution calculation that your pro forma net tangible book value as of September 30, 2023 was $(785,449), or $(0.0698) per share. It appears that represents your actual net tangible book value per share as of September 30, 2023 and not your pro forma net tangible book value per share after the offering. Please revise your description accordingly, and round the per share amount to two decimal places.

	Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Long at 202-551-3765 with any other questions.

						Sincerely,

						Division of Corporation Finance
						Office of Real Estate & Construction

cc:	Daniel D. Nauth, Esq.